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# FREELANCERS

OFFERED BY VAS PORTAL, LLC — TV SERIES

max: $1.07M

min: $125K

**$0** OF $1,070,000*

**0** PEOPLE*

WATCH PILOT
Citytv

### OFFERING IS CLOSED

Invest in Freelancers now by purchasing Class A Preferred Units at $1.00 per unit.

### CREATION

We will use funds raised to produce 1-8 episodes depending on the amount of funds raised. (One episode per $125,000 raised)

### RETURNS

If we earn enough from distribution rev you would earn 120% of your investment before the creators receive any profits. Then going forward you share in profits with us.†

Help

Back Freelancers to Help Create the Next Epis...

OFFERING IS CLOSED

*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

†see offering documents for full details and risks.

Help

PERKS | CAMPAIGN | FAQ | OFFERING | LIVESTREAM

## Investor Perks

### Invest $100 or more

**Access to exclusive Behind the Scenes & Printable**

- Access to exclusive Behind the Scenes images "I own part of Freelancers!" printable

## Invest $250 or more

**Your Name in the Credits**

- Your name listed in the credits of the first episode as investor (plus all previous perks).

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## Invest $1,000 or more

**Early Access to the Trailer**

- Exclusive digital access to the show trailer weeks before the public will see it (plus all previous perks).

## Invest $5,000 or more

**Digital Copy of the Season 2 Episode 1 Script**

- After the release of the first episode, you will receive a digital copy of the script for the Freelancers first episode signed by Director Mallory Everton and Writers.

## Invest $10,000 or more

**Virtual Red Carpet Premiere**

- Get exclusive virtual access to see the first episode of the show before anyone else (coming 2021). And you'll get to participate in a virtual Q&A with the creators of the show (plus all previous perks).

## Invest $20,000 or more

**VIP Virtual Meet & Greet**

- Hop on a 30 minute video call with Director & Showrunner, Mallory Everton and the Executive Producer Natalie Madsen. Ask them anything and get a behind the scenes look at the creative process (plus all previous perks).

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VIDANGEL STUDIOS

MENU

NOT CURRENTLY FUNDING

# FREELANCERS

OFFERED BY VAS PORTAL, LLC   TV SERIES

max: $1.07M

min: $125K

**$0**
OF $1,070,000*

**0**
PEOPLE*

WATCH PILOT

### OFFERING IS CLOSED

Invest in Freelancers now by purchasing Class A Preferred Units at $1.00 per unit.

### CREATION

We will use funds raised to produce 1-8 episodes depending on the amount of funds raised. (One episode per $125,000 raised)

### RETURNS

If we earn enough from distribution rev you would earn 120% of your investment before the creators receive any profits. Then going forward you share in profits with us.†

Help

Back Freelancers to Help Create the Next Epis...

**OFFERING IS CLOSED**

*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

†see offering documents for full details and risks.

Help

PERKS | CAMPAIGN | FAQ | OFFERING | LIVESTREAM

*"[Their work is] well put-together, and it's good comedy, and I like that my kids like it...very clever."*

- CONAN O'BRIEN, CONAN

*"The only other happy clean thing that makes me laugh is Parks and Rec. JK! Studios is awesome!"*

- CHRISSY TEIGEN, ICON



*"I became obsessed with them."*

- JOHN HODGMAN, THE DAILY SHOW

*"I became obsessed with them."*

- JOHN HODGMAN, THE DAILY SHOW

Help

*"[Their] stage presence is amazing, the way [they] work the room is amazing."*

- KENAN THOMPSON, SNL


FREELANCERS

Help

## "THE SHOW THE WORLD NEEDS RIGHT NOW"

Ever have trouble deciding what to watch as a family on a Friday night? Ever want to stab yourself in the eyes if you have to watch *Frozen 2* one more time? Want to create something for your family and hopefully make money at the same time?

Then today you can invest in a new kind of TV show.

Parents in America spend about *30 billion* hours a year watching TV with their Kids. That's 3,000 years!

Help

The problem is, most TV shows don't work for the whole family. Adult shows may be inappropriate for your kids. And kids shows were designed during the Cold War to drive adults slowly mad. (*Caillou* is banned by the Geneva Convention, but our enemies still use it.)

OFFERING IS CLOSED

VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)

# INTRODUCING FREELANCERS

*Freelancers* is a family-friendly sitcom for everyone. The show follows 5 best friends trying to make it as filmmakers, one terrible job at a time. It's fast and absurd like *30 Rock*, and happy and funny like *Parks & Rec*. (Check out the pilot above!)

**OFFERING IS CLOSED**

VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)

? Help

We made Season 1 with a tiny production budget and no marketing money, yet it still got viewed millions of times.

Now we want to show what we can do with an actual budget! Today you can invest in *Freelancers* to help create a show for your whole family, and hopefully make a profit at the same time.

## THE INVESTMENT

Unlike other crowd-funding opportunities where you get a T-shirt, you're **not donating** to this project. **You're INVESTING**. That means if this show succeeds in earning enough revenue, you will earn a share of the profits.

And the profits on successful content can be huge^

^Note that as with all investments, even if *Freelancers* earns profits, there is no guarantee it will be enough to pay a return to you.

? Help

But more importantly, when you invest, you'll be creating something you

Unlike other crowd-funding opportunities where you get a T-shirt, you're **not donating** to this project. **You're INVESTING**. That means if this show succeeds in earning enough revenue, you will earn a share of the profits.

And the profits on successful content can be huge^

^Note that as with all investments, even if *Freelancers* earns profits, there is no guarantee it will be enough to pay a return to you.

But more importantly, when you invest, you'll be creating something you believe in. Something your whole family can enjoy together.

**OFFERING IS CLOSED**

VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)

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## THE TEAM

*Creator and Showrunner of Freelancers*

**MALLORY EVERTON**

Mallory was a founding actor and writer on *Studio C*, a sketch comedy show with over 2 billion views. She recently co-wrote and co-directed the views. She recently co-wrote and co-directed the indie comedy film, *Recovery*, coming out in 2021 if people are still alive. And she was showrunner for the webseries *Freelancers* and *Loving Lyfe*, which garnered millions of views. She loves music and distance running, because life should have joy but also immense suffering.

**NATALIE MADSEN**

*Executive Producer*

Natalie was a founding actor and writer on *Studio C*, which gained 2.4 million subscribers. She appeared on NBC's *Bring the Funny* where she was a semi-finalist. And she has performed live at the Manhattan Center in New York City with *SNL*'s Kenan Thompson. Natalie is what happens when a Taylor Swift song becomes sentient and begins teaching spin classes.

---

## THE TEAM

**MALLORY EVERTON**

*Creator and Showrunner of Freelancers*

Mallory was a founding actor and writer on *Studio C*, a sketch comedy show with over 2 billion views. She recently co-wrote and co-directed the indie comedy film, *Recovery*, coming out in 2021 if people are still alive. And she was showrunner for the webseries *Freelancers* and *Loving Lyfe*, which garnered millions of views. She loves music and distance running, because life should have joy but also immense suffering.

**NATALIE MADSEN**

*Executive Producer*

Natalie was a founding actor and writer on *Studio C*, which gained 2.4 million subscribers. She appeared on NBC's *Bring the Funny* where she was a semi-finalist. And she has performed live at the Manhattan Center in New York City with *SNL*'s

NOT CURRENTLY FUNDING

# FREELANCERS

OFFERED BY VAS PORTAL, LLC    TV SERIES

max: $1.07M

min: $125K

**$0**
OF $1,070,000*

**0**
PEOPLE*




INVES
WATCH PILOT





# FREELANCERS



### OFFERING IS CLOSED

Invest in Freelancers now by purchasing
Class A Preferred Units at $1.00 per unit.



### CREATION

We will use funds raised to produce 1-8
episodes depending on the amount of funds
raised. (One episode per $125,000 raised)



### RETURNS

If we earn enough from distribution rev
you would earn 120% of your investment
before the creators receive any profits. Then
going forward you share in profits with us.†

⊙ Help



**OFFERING IS CLOSED**

*People includes all persons who have submitted subscription materials. Amount raised is an
estimate that includes subscriptions, however not all such amounts have been accepted or
closed, and some subscriptions may not be accepted.

†see offering documents for full details and risks.

⊙ Help

PERKS    CAMPAIGN    **FAQ**    OFFERING    LIVESTREAM

## FREQUENTLY ASKED QUESTIONS

WHEN DOES FREELANCERS COME OUT?

WHERE CAN I WATCH FREELANCERS?

IF I INVEST, DO I MAKE MONEY IF FREELANCERS MAKES A PROFIT?

WHAT IS THE MONEY I INVEST GOING TOWARDS?

HOW WILL FREELANCERS GENERATE REVENUE?

HOW WILL FREELANCERS GENERATE REVENUE?

HOW MANY SHARES ARE BEING OFFERED IN THIS REG CF OFFERING?

CAN I INVEST MORE THAN ONCE?

CAN I INVEST LESS THAN $100?

WHY IS THE AMOUNT I CAN INVEST LIMITED?

WHY CAN'T I INVEST IF I AM NOT A U.S. CITIZEN?

DO I GET UPDATES ON HOW MY OWNERSHIP IS DOING?

IS FREELANCERS, LLC THE SAME COMPANY AS VIDANGEL?

**OFFERING IS CLOSED**

VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)




## NOT CURRENTLY FUNDING
# FREELANCERS
OFFERED BY VAS PORTAL, LLC    TV SERIES

max: $1.07M

min: $125K

**$0**
OF $1,070,000*

**0**
PEOPLE*

WATCH PILOT



### OFFERING IS CLOSED
Invest in Freelancers now by purchasing Class A Preferred Units at $1.00 per unit.



### CREATION
We will use funds raised to produce 1-8 episodes depending on the amount of funds raised. (One episode per $125,000 raised)



### RETURNS
If we earn enough from distribution rev you would earn 120% of your investment before the creators receive any profits. Then going forward you share in profits with us.†

? Help



Back Freelancers to Help Create the Next Epis...

**OFFERING IS CLOSED**

*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

†see offering documents for full details and risks.

? Help

PERKS   CAMPAIGN   FAQ   **OFFERING**   LIVESTREAM

# OFFERING DOCUMENTS

FORM C
SUBSCRIPTION AGREEMENT
OPERATING AGREEMENT
REVIEWED FINANCIAL STATEMENTS

**OFFERING IS CLOSED**

VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)



PRIVACY    TERMS OF SERVICE    HOW CROWDFUNDING WORKS    ELECTRONIC CONSENT    PORTAL DISCLOSURES

? Help


NOT CURRENTLY FUNDING
# FREELANCERS
OFFERED BY VAS PORTAL, LLC     TV SERIES

COST                          < 1/10

max: $1.07M

min: $125K

$0                    0
OF $1,070,000*        PEOPLE*

WATCH PILOT

Calculation based on budget figures provided by comparative comedies







## OFFERING IS CLOSED

Invest in Freelancers now by purchasing Class A Preferred Units at $1.00 per unit.

## CREATION

We will use funds raised to produce 1-8 episodes depending on the amount of funds raised. (One episode per $125,000 raised)

## RETURNS

If we earn enough from distribution revenue, you would earn 120% of your investment before the creators receive any profits. Then going forward you share in profits with us.†

? Help



Back Freelancers to Help Create the Next Epis...

**OFFERING IS CLOSED**

? Help

*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

†see offering documents for full details and risks.

PERKS     CAMPAIGN     FAQ     OFFERING     **LIVESTREAM**

**OFFERING IS CLOSED**

VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)



PRIVACY    TERMS OF SERVICE    HOW CROWDFUNDING WORKS    ELECTRONIC CONSENT    PORTAL DISCLOSURES

? Help